

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司



27 May 2010

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 May 2010 which we released to The Stock Exchange of Hong Kong Limited on 26 May 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Albert Chak
Legal Counsel

Encl

dlw 6/15

E:\sl\SA\2009 Annual Rpt\Poll Results Ann\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 26 MAY 2010

At the Annual General Meeting of Shangri-La Asia Limited (the "Company") held on 26 May 2010 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 19 April 2010 (the "Resolutions"). The Board of Directors of the Company is pleased to announce that the Resolutions were duly passed by the shareholders by way of poll at the AGM. The poll results in respect of the Resolutions are as follows:

	Resolutions	No. of votes (%)	
		For	**Against**
	Ordinary Resolutions		
1.	To adopt the audited financial statements and the Reports of the Directors and the Auditors for the year ended 31 December 2009.	2,456,665,806 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend for the year ended 31 December 2009.	2,505,048,653 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	(i) To re-elect Mr. Kuok Khoon Ean as Director.	2,425,274,170 (96.83%)	79,404,483 (3.17%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(ii) To re-elect Mr. Roberto V. Ongpin as Director.	2,473,706,073 (98.76%)	30,972,580 (1.24%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(iii) To re-elect Mr. Timothy David Dattels as Director.	2,503,177,451 (99.94%)	1,501,202 (0.06%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

4.	To fix directors' fees (including fees payable to members of the Audit and Remuneration Committees).	2,504,629,684 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorize the Directors of the Company to fix their remuneration.	2,501,691,333 (99.88%)	2,956,661 (0.12%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	A. To grant a general mandate to the Directors of the Company to issue and allot additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	2,052,019,288 (81.92%)	453,029,365 (18.08%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	B. To grant a general mandate to the Directors of the Company to repurchase shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	2,505,048,653 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	C. To extend, conditional upon the above resolution no. 6B being duly passed, the general mandate to allot shares by adding the aggregate nominal amount of the repurchased securities to the 20% general mandate.	2,093,841,394 (83.60%)	410,790,541 (16.40%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 26 May 2010

Notes:

1. As at the date of the AGM, the issued share capital of the Company is 2,887,291,817 shares, which is the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM.

2. None of the shares entitling the holders to attend and vote only against the resolutions at the AGM.

3. Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing, Mr. Madhu Rama Chandra Rao and Mr. Gregory Allan Dogan as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*



SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

27 May 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 May 2010 which we released to The Stock Exchange of Hong Kong Limited on 26 May 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

E:\elaine\SA\C-Dir\May 2010\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



Exemption File No. 82-5006

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors of Shangri-La Asia Limited announces that Mr. Gregory Allan Dogan has been appointed as an Executive Director of the Company.

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce that Mr. Gregory Allan Dogan has been appointed as an Executive Director of the Company.

Mr. Gregory Allan Dogan, aged 45, is the Chief Operating Officer of the Company and is also the President and Chief Executive Officer of Shangri-La International Hotel Management Limited ("SLIM"), a wholly-owned subsidiary of the Company. He is also a director of a number of other subsidiaries of the Company. He was previously Vice President and General Manger of Makati Shangri-La, Manila following his post as Regional Vice President – China. He was also formerly Area Manager and General Manager based at Shangri-La Hotel, Dalian. He has also held senior management posts at Shangri-La Hotel, Jakarta and Shangri-La's Mactan Resort and Spa, Cebu. Prior to joining the Company in 1997, Mr. Dogan held managerial positions at luxury hotels in Spain, Dubai and China.

Save as disclosed above, Mr. Dogan has not held any directorship in listed public companies in the last three years and does not have any relationship with any other directors, senior management, substantial or controlling shareholders of the Company.

Under Mr. Dogan's current contract with SLIM as its President and Chief Executive Officer, he is entitled to HK$3,780,000 per annum being salary and housing allowance, and a discretionary bonus. Under the Bye-Laws of the Company, Mr. Dogan will retire at the next following general meeting of the Company and will be eligible for re-election at the said meeting. Mr. Dogan is also subject to retirement by rotation no later than the third annual general meeting after he was so elected under the Bye-Laws of the Company and is eligible for re-election after such retirement. His remuneration as a director of the Company (if any) shall be determined by the Remuneration Committee of the Board of the Company in its absolute discretion after taking into account, amongst other things, Mr. Dogan's scope of responsibilities and the prevailing market conditions.

As at the date of this announcement, Mr. Dogan has a personal interest in 26,000 shares and share options in respect of a total of 125,000 shares granted under the share option scheme of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information that needs to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Mr. Dogan.

The Board would like to take this opportunity to welcome Mr. Dogan to the Board.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 26 May 2010

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing, Mr. Madhu Rama Chandra Rao and Mr. Gregory Allan Dogan as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*